[CARDINAL ETHANOL, LLC LETTERHEAD]
May 26, 2006
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cardinal Ethanol, LLC
Pre-Effective Amendment No. 2 to Registration Statement on Form SB-2
Filed May 12, 2006
File No. 333-131749
Dear Mr. Spirgel:
The purpose of this letter is to respond to your verbal comments on our Amendment No. 2 to registration statement on Form SB-2 as filed on May 12, 2006 requesting that we update our financial statements in accordance with Item 310(g) of Regulation S-B and that we file executed opinions from our counsel. We have revised the prospectus as suggested to include our unaudited financial statements dated March 31, 2006 and are refiling Exhibits 5.1 and 8.1 to reflect that the opinions have been executed as of May 26, 2006. In addition, we are enclosing a marked Pre-effective Amendment No. 3 to Form SB-2, which includes the revisions made pursuant to your comments, as well as the following additional changes and supplements:
•	We have included Exhibit 10.17, the Real Estate Option Agreement dated May 11, 2006 between M.J.C.F. Farms, Inc. and Cardinal Ethanol, LLC, with this Pre-Effective Amendment No. 1 and have revised our prospectus to include disclosures of this contract where appropriate.

•	Other non-substantive revisions have been made including minor formatting, grammar-related and/or typographical revisions, none of which has altered the substance of our registration statement.
Status of State Registrations:
Florida: pending.
Georgia: pending.
Illinois: pending.

May 26, 2006

Indiana: pending.
Kentucky: pending.
Michigan: We have withdrawn our registration in Michigan.
Ohio: pending.
Tennessee: We have withdrawn our registration in Tennessee.
We will continue to update you as to the status of our registrations.

Sincerely,
/s/ Troy Prescott
Troy Prescott

TP:arp
Enclosures